# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: American Bitcoin Corp., CIK 0001755953
CUSIP: 02462A104
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1101 Brickell Avenue, Suite 1500, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 09/03/2025
Amends the filing with accession number 0001104659-24-112490
Filed by CIK 0002042702
Persons authorized to receive notices and communications: Margaret Vaden, P.O. Box - One Embarcadero Center #2409, San Francisco, California (CA), 94216, (415) 941-6300

## Reporting persons
- Anchorage Lending CA, LLC (CIK 0002042702): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1; sole dispositive power 0; shared dispositive power 1; aggregate amount beneficially owned 1 (0% of the class)
- Anchor Labs, Inc. (CIK 0001783914): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1; sole dispositive power 0; shared dispositive power 1; aggregate amount beneficially owned 1 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: American Bitcoin Corp.
Address of issuer's principal executive offices: 1101 Brickell Avenue, Suite 1500, Miami, Florida (FL), 33131
Comment: This is Amendment No. 2 ("Amendment No. 2") to the joint statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Anchorage Lending CA, LLC ("Anchorage Lending") and Anchor Labs, Inc. ("Anchorage Digital") on October 30, 2024, as amended on July 3, 2025 ("Amendment No. 1") (such joint statement on Schedule 13D, as amended, the "Schedule 13D"). Anchorage Lending and Anchorage Digital are each referred to herein as a "Reporting Person" and together, the "Reporting Persons." Any capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 13D and, except as otherwise provided below, the Schedule 13D is incorporated herein by reference. The Schedule 13D shall not be modified except as specifically provided herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Prior to September 3, 2025, American Bitcoin Corp. (the "Issuer") was known as Gryphon Digital Mining, Inc. On September 3, 2025, the Issuer and pre-merger American Bitcoin Corp. ("Historical ABTC") completed stock-for-stock merger transactions (the "Mergers") pursuant to which the Issuer acquired Historical ABTC and changed its name from Gryphon Digital Mining, Inc. to American Bitcoin Corp. Prior to the closing of the Mergers, the Issuer effected a 5-for-1 reverse stock split (the "Reverse Stock Split") of the Issuer's common stock ("Common Stock"), and the Common Stock was reclassified (the "Reclassification") as the Issuer's Class A common stock ("Class A Common Stock"). Prior to the Reverse Stock Split and Reclassification, the Reporting Persons directly owned 12,672,454 shares of Common Stock. Following the Reverse Stock Split and Reclassification, the Reporting Persons directly owned 2,534,491 shares of Class A Common Stock.

On September 3, 2025, the Reporting Persons sold an aggregate of 2,534,490 shares of Class A Common Stock in open market transactions for aggregate gross proceeds of $20,191,136.03, including brokerage commissions, as further detailed in Exhibit 7.8. Also on September 3, 2025, the Loan (as previously defined in the Schedule 13D) was paid in full in cash. Following such transactions, the Reporting Persons may be deemed to beneficially own one share of Class A Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date hereof, the Reporting Persons may be deemed to beneficially own one share of Class A Common Stock, representing less than 0.1% of the outstanding shares of Class A Common Stock. The information contained in the cover pages to this Amendment No. 2 is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Other than as disclosed in this Amendment No. 2, including Exhibit 7.8, each Reporting Person has not effected any transactions in the Issuer's securities within the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of September 3, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Class A Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

7.8 Transactions in Class A Common Stock

## Signatures
- Anchorage Lending CA, LLC: /s/ Margaret Vaden, Margaret Vaden / General Counsel (09/05/2025)
- Anchor Labs, Inc.: /s/ Margaret Vaden, Margaret Vaden / General Counsel (09/05/2025)